                                                              OMB APPROVAL
                                                     ---------------------------
                                                     OMB NUMBER        3235-0145
                                                     EXPIRES:   OCTOBER 31, 1994
                                                     ESTIMATED AVERAGE BURDEN
                                                     HOURS PER RESPONSE... 14.90

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.___1____)*

                    SOUTHERN INDIANA GAS & ELECTRIC COMPANY
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title Of Class of Securities)


                                   843163106
                                   ---------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement .  /  /
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 843163106                   13G              PAGE  2  OF  9  PAGES

 1      NAME OF REPORTING PERSON
        S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Merrill Lynch & Co., Inc.

 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing
                                                             (a) [_]
                                                             (b) [_]

 3      SEC USE ONLY

 4      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

        5       SOLE VOTING POWER

                None

        6       SHARED VOTING POWER

                679,355

        7       SOLE DISPOSITIVE POWER

                None

        8       SHARED DISPOSITIVE POWER

                679,355

 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        679,355

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        4.3%

12      TYPE OF REPORTING PERSON*

        HC, CO

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO.  843163106                  13G              PAGE  3  OF  9  PAGES

 1      NAME OF REPORTING PERSON
        S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Merrill Lynch, Pierce, Fenner & Smith Incorporated

 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing
                                                             (a) [_]
                                                             (b) [_]

 3      SEC USE ONLY

 4      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

        5       SOLE VOTING POWER

                None

        6       SHARED VOTING POWER

                678,822

        7       SOLE DISPOSITIVE POWER

                None

        8       SHARED DISPOSITIVE POWER

                678,822

 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        678,822

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        4.3%

12      TYPE OF REPORTING PERSON*

        BD, CO

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO.  843163106                  13G              PAGE  4  OF  9  PAGES

 1      NAME OF REPORTING PERSON
        S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Defined Asset Funds, Equity Income Fund Fourteenth Utility Common Stock Series

 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing
                                                             (a) [_]
                                                             (b) [_]

 3      SEC USE ONLY

 4      CITIZENSHIP OR PLACE OF ORGANIZATION

        New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

        5       SOLE VOTING POWER

                None

        6       SHARED VOTING POWER

                678,683

        7       SOLE DISPOSITIVE POWER

                None

        8       SHARED DISPOSITIVE POWER

                678,683

 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        678,683

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        4.3%

12      TYPE OF REPORTING PERSON*

        IV

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13G



Item 1 (a)     Name of Issuer:
               ---------------

               Southern Indiana Gas & Electric Company


Item 1 (b)     Address of Issuer's Principal Executive Offices:
               -----------------------------------------------

               20 N.W. 4th Street
               Evansville, Indiana 47741


Item 2 (a)     Names of Persons Filing:
               -----------------------

               Merrill Lynch & Co., Inc.
               Merrill Lynch, Pierce, Fenner, & Smith Incorporated Defined Asset Funds, Equity Income Fund Fourteenth Utility
                  Common Stock Series (Unit Investment Trust)


Item 2 (b)     Address of Principal Business Office, or, if None, Residence:
               ------------------------------------------------------------

               Merrill Lynch & Co., Inc.
               World Financial Center, North Tower
               250 Vesey Street
               New York, New York  10281

               Merrill Lynch, Pierce, Fenner & Smith Incorporated
               World Financial Center, North Tower
               250 Vesey Street
               New York, New York  10281

               Defined Asset Funds, Equity Income Fund Fourteenth Utility
                  Common Stock Series
               Princeton Corporate Campus - Section 2F
               800 Scudders Mill Road
               Plainsboro, New Jersey 08536


Item 2 (c)     Citizenship:
               -----------

               See Item 4 of Cover Pages

                               Page 5 of 9 Pages

Item 2 (d)     Title of Class of Securities:
               ----------------------------

               Common Stock

Item 2 (e)     CUSIP Number:
               ------------

               843163106

Item 3

     Merrill Lynch & Co., Inc. ("ML&Co.") is a parent holding company, in accordance with (S) 240.13d-1(b)(1)(ii)(G). Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Act"). Defined Asset Funds, Equity Income Fund Fourteenth Utility Common Stock Series (the "Fund") is an investment company registered under Section 8 of the Investment Company Act of 1940.

Item 4    Ownership
          ---------

     (a)   Amount Beneficially Owned:

     See Item 9 of Cover Pages. Pursuant to (S) 240.13d-4, ML&Co., MLPF&S and the Fund (the "Reporting Persons") disclaim beneficial ownership of the securities of Southern Indiana Gas & Electric Company (the "Company") referred to herein, and the filing of this Schedule 13G shall not be construed as an admission that the Reporting Companies are, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities of the Company covered by this statement other than certain securities of the issuer held in MLPF&S proprietary accounts.


     (b)   Percent of Class:

               See Item 11 of Cover Pages

     (c)   Number of shares as to which such person has:

          (i)     sole power to vote or to direct the vote:

               See Item 5 of Cover Pages

          (ii)     shared power to vote or to direct the vote:

               See Item 6 of Cover Pages

                               Page 6 of 9 Pages

          (iii)    sole power to dispose or to direct the disposition of:

               See Item 7 of Cover Pages

          (iv)   shared power to dispose or to direct the disposition of:

               See Item 8 of Cover Pages

Item 5  Ownership of Five Percent or Less of a Class.
        --------------------------------------------

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. /X/

Item 6  Ownership of More than Five Percent on Behalf of Another Person.
        ---------------------------------------------------------------

        Not Applicable

Item 7  Identification and Classification of the Subsidiary Which Acquired the
        ----------------------------------------------------------------------
        Security Being Reported on by the Parent Holding Company.
        --------------------------------------------------------

        See Exhibit A

Item 8  Identification and Classification of Members of the Group.
        ---------------------------------------------------------

        Not Applicable

Item 9  Notice of Dissolution of Group.
        -------------------------------

        Not Applicable

Item 10 Certification.
        -------------

     By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                               Page 7 of 9 Pages

Signature.
- ---------

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February  14, 1995    Merrill Lynch & Co., Inc.

                                 /s/David L. Dick
                             -----------------------------
                             Name: David L. Dick
                             Title: Assistant Secretary


                             Merrill Lynch, Pierce, Fenner &
                              Smith Incorporated

                                   /s/David L. Dick
                             ------------------------------
                             Name: David L. Dick
                             Title: Attorney-in-Fact*


                             Defined Asset Funds, Equity Income Fund
                              Fourteenth Utility Common Stock Series
                             By:   Merrill Lynch, Pierce, Fenner & Smith
                                   Incorporated as agent for the Sponsors


                                   /s/David L. Dick
                             ------------------------------
                             Name: David L. Dick
                             Title: Attorney-in-Fact*



- ----------------
* Signed pursuant to a power of attorney, dated February 10, 1994, included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., et al on February 14, 1994, with respect to Southern Indiana Gas & Electric..

                               Page 8 of 9 Pages

                           EXHIBIT A TO SCHEDULE 13G
                           -------------------------

                   ITEM 7 DISCLOSURE RESPECTING SUBSIDIARIES
                   -----------------------------------------


          One of the persons filing this report, Merrill Lynch & Co., Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("ML&Co."), is a parent holding company pursuant to (S) 240.13d-1(b)(1)(ii)(G). The relevant subsidiary of ML&Co. is Merrill Lynch, Pierce, Fenner & Smith Incorporated, a Delaware corporation with is principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("MLPF&S"). MLPF&S is a wholly-owned subsidiary of ML&Co. and a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Act"). MLPF&S may be deemed the beneficial owner of 4.3% of the securities of Southern Indiana Gas & Electric Company as a result of its acting as a sponsor of Defined Assets Funds, Equity Income Fund Fourteenth Utility Common Stock Series.



                               Page 9 of 9 Pages